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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.   29    )*



                   TRANSCONTINENTAL REALTY INVESTORS, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                        Common Stock, $0.01 Par Value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 893-617-209
                     -----------------------------------
                                (CUSIP Number)

        Robert A. Waldman
        10670 North Central Expressway, Suite 600
        Dallas, TX 75231
        (214) 692-4758
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                               January 9, 1997
                     -----------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO.  893-617-209                                     PAGE 2  OF 17  PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      American Realty Trust, Inc.
      54-0697989

--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Georgia
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     1,193,767
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     -0-
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     1,193,767
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     -0-
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      1,193,767
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      30.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      CO
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO.   893-617-209                                   PAGE 3   OF 17  PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Basic Capital Management, Inc.
      75-2261065
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Nevada
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     380,212
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     380,212
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     -0-
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      380,212
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      9.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      CO
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO.   893-617-209                                   PAGE 4   OF 17  PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Syntek Asset Management, L.P.
      75-2163161
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Delaware
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     26,475
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     26,475
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     -0-
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      26,475

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      0.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      PN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO.   893-617-209                                   PAGE 5   OF 17  PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Continental Mortgage and Equity Trust
      94-2738844
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      California
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     79,500
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     79,500
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     -0-
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      79,500
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      2.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      00
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO.   893-617-209                                   PAGE 6   OF 17  PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Gene E. Phillips Children's Trust
      13-6599769
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Texas
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     46,500
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     46,500
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     -0-
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      46,500
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      1.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      00
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                    TRANSCONTINENTAL REALTY INVESTORS, INC.
                             CUSIP NO. 893 617 209


Item 1. Security and Issuer

Item 1 is hereby amended to read as follows:

       This statement relates to the Common Shares, $.01 par value (the "Shares"), of Transcontinental Realty Investors, Inc. ("TCI"), a Nevada corporation (the "Corporation"), and amends the amended statement on Schedule 13D filed on October 25, 1996. The principal executive offices of TCI are located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

Item 2. Identity and Background

Item 2 is hereby amended to read as follows:

       This statement is being filed on behalf of Basic Capital Management, Inc. ("BCM"), American Realty Trust, Inc. ("ART"), Continental Mortgage and Equity Trust ("CMET"), Syntek Asset Management, L.P. ("SAMLP") and The Gene E. Phillips Children's Trust (the "GEP Trust") (collectively the "Reporting Persons").

       BCM, ART, CMET, SAMLP, and the GEP Trust may be deemed to constitute a "person" within the meaning of Section 13 (d) of the Securities Exchange Act of 1934, as amended, because Gene E. Phillips is a general partner of Syntek Asset Management, L.P., BCM is beneficially owned by a trust established for the benefit of Mr. Phillips' children, BCM serves as advisor to CMET and ART, and Mr. Phillips' son, Ryan T. Phillips, serves as a director of BCM and is a beneficiary of the GEP Trust.

       (I) BCM is a corporation organized and existing under the laws of the State of Nevada. BCM's principal business activity is the provision of advisory services for real estate investment trusts. The principal place of business and principal office of BCM is 10670 North Central Expressway, Suite 600 Dallas, Texas 75231.

           BCM is owned by Realty Advisors, Inc., a Nevada corporation. Realty Advisors, Inc. is owned by a trust established for the benefit of the children of Gene E. Phillips. The directors and executive officers of BCM are as follows:


       Name                 Position(s) with BCM
       ----                 --------------------
Randall M. Paulson          President

Thomas A. Holland           Executive Vice President and
                            Chief Financial Officer

Clifford C. Towns, Jr.      Executive Vice President, Finance

Bruce A. Endendyk           Executive Vice President

       Name                 Position(s) with BCM
       ----                 --------------------
Cooper B. Stuart            Executive Vice President

Mark W. Branigan            Executive Vice President-Residential Asset
                            Management

Lynn W. Humphries           Senior Vice President-Commercial Asset
                            Management

Robert A. Waldman           Senior Vice President, General Counsel
                            and Secretary

Dan S. Allred               Senior Vice President

Drew D. Potera              Vice President, Treasurer and Securities Manager

Ryan T. Phillips            Director

Mickey Ned Phillips         Director


              Mr. Paulson's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Paulson's present principal occupation is President of BCM. Mr. Paulson is a citizen of the United States of America.

              Mr. Holland's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Holland's present principal occupation is Executive Vice President - Chief Financial Officer of BCM. Mr. Holland is a citizen of the United States of America.

              Mr. Towns' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Towns' present principal occupation is Executive Vice President of BCM. Mr. Towns is a citizen of the United States of America.

              Mr. Endendyk's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Endendyk's present principal occupation is Executive Vice President of BCM. Mr. Endendyk is a citizen of the United States of America.

              Mr. Branigan's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Branigan's present principal occupation is Senior Vice President-Residential Asset Management of BCM. Mr. Branigan is a citizen of the United States of America.

              Mr. Stuart's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Stuart's present principal occupation is Executive Vice President of BCM. Mr. Stuart is a citizen of the United States of America.

              Mr. Humphries' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Humphries' present principal occupation is Senior Vice President-Commercial Asset Management of BCM. Mr. Humphries is a citizen of the United States of America.

              Mr. Dan S. Allred's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Allred's present principal occupation is Senior Vice President of BCM. Mr. Allred is a citizen of the United States of America.

              Mr. Waldman's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Waldman's present principal occupation is Senior Vice President, Secretary and General Counsel of BCM. Mr. Waldman is a citizen of the United States of America.

              Mr. Potera's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Potera's present principal occupation is Vice President, Treasurer and Securities Manager of BCM. Mr. Potera is a citizen of the United States of America.

              Mr. Ryan T. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Ryan T. Phillips' present principal occupation is an independent real estate investor. Ryan T. Phillips is a citizen of the United States of America.

              Mr. Mickey Ned Phillips' business address is 264 Rolling Hills Circle, Gaffney, South Carolina 29340. Mr. Phillips' present principal occupation is owner of Phillips Remodeling Co. Mr. Phillips is a citizen of the United States of America.

       (II) CMET is a real estate investment trust organized and existing under the law of the State of California. CMET's principal business activity is investments in real estate. The principal place of business and principal office of CMET is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

              The following is a list of each executive officer and trustee of
CMET:

       Name                 Position(s) with CMET
       ----                 ---------------------
Randall M. Paulson          President

Thomas A. Holland           Executive Vice President and
                            Chief Financial Officer

Bruce A. Endendyk           Executive Vice President

Mark W. Branigan            Senior Vice President-Residential Asset Management

Lynn W. Humphries           Senior Vice President-Commercial Asset Management

Robert A. Waldman           Senior Vice President, Secretary
                            and General Counsel

Drew D. Potera              Vice President and Treasurer

Ted P. Stokely              Trustee

Edward L. Tixier            Trustee

       Name                 Position(s) with CMET
       ----                 ---------------------
Martin L. White             Trustee

Edward G. Zampa             Trustee

              Information with respect to Messrs. Paulson, Holland, Endendyk, Branigan, Humphries, Waldman and Potera is disclosed in (I) above.

              Mr. Tixier's business address is 110 Longhorn Lane, Dripping Springs, Texas 78620. Mr. Tixier's present principal occupation is President of Tixier, Inc. Mr. Tixier is a citizen of the United States of America.

              Mr. Stokely's business address is 10670 North Central Expressway, Suite 515, Dallas, Texas 75231. Mr. Stokely's present principal occupation is Real Estate Consultant for Eldercare Housing Foundation. Mr. Stokely is a citizen of the United States of America.

              Mr. White's business address is 8051 Coach Drive, Oakland, California 94605. Mr. White is Chairman and Chief Executive Officer of Community Based Developers, Inc. Mr. White is a citizen of the United States of America.

              Mr. Zampa's business address is Number Fifty Osgood Place, Suite 110, San Francisco, California 94133. Mr. Zampa is General Partner of Edward
G. Zampa and Company.  Mr. Zampa is a citizen of the United States of America.

       (III) The GEP Trust is a trust formed under the laws of Texas for the benefit of the children of Gene E. Phillips. The trustee of the GEP Trust is Mr. Phillips' brother, Donald W. Phillips.

              Gene E. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Gene E. Phillips' present principal occupation is Chief Executive Officer of Syntek West, Inc. Gene E. Phillips is a citizen of the United States of America.

              Donald W. Phillips' business address is 10670 North Central Expressway, Suite 410, Dallas, Texas 75231. Donald W. Phillips' present principal occupation is President and owner of Big D Oil Field Equipment Sales. Donald W. Phillips is a citizen of the United States of America.

       (IV) ART is a real estate investment company organized and existing as a Georgia corporation. ART's principal business activities include investment in real estate and in other business ventures. The principal place of business and principal office of ART is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

              The following is a list of each executive officer and director of
ART:

       Name                 Position(s) with ART
       ----                 ---------------------
Karl L. Blaha               President and Director

Thomas A. Holland           Executive Vice President and
                            Chief Financial Officer

Randall M. Paulson          Executive Vice President

Bruce A. Endendyk           Executive Vice President

Mark W. Branigan            Executive Vice President-Residential Asset
                            Management

Lynn W. Humphries           Senior Vice President-Commercial Asset Management

Robert A. Waldman           Senior Vice President, Secretary
                            and General Counsel

Drew D. Potera              Vice President and Treasurer

Al Gonzalez                 Director

Oscar W. Cashwell           Director

Dale A. Crenwelge           Director

Roy E. Bode                 Director

              Information with respect to Messrs. Cashwell, Paulson, Holland, Endendyk, Branigan, Humphries, Waldman, Potera and Ryan Phillips is disclosed in (I) above.

              Mr. Blaha's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Blaha's present principal occupation is Executive Vice President of Carmel Realty, Inc. Mr. Blaha is a citizen of the United States of America.

              Mr. Gonzalez' business address is 4455 Alpha Road, Building 2, Dallas, Texas 75244. Mr. Gonzalez' present principal occupation is President of AGE Refining, Inc. Mr. Gonzalez is a citizen of the United States of America.

              Mr. Crenwelge's business address is 10208 Echo Ridge Drive, Austin, Texas 78750. Mr. Crenwelge's present principal occupation is the President of Longhorn Consultants Commercial Real Estate Group, Inc. and Crenwelge Commercial Consultants, Inc. Mr. Crenwelge is a citizen of the United States of America.

              Mr. Bode's business address is 2435 E. FM 879, Palmer, Texas 75152. Mr. Bode's present principal occupation is Vice President for Public Affairs at University of Texas Southwestern Medical Center at Dallas. Mr. Bode is a citizen of the United States of America.

              Mr. Cashwell's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas. Mr. Cashwell's present principal occupation is real estate consultant of BCM. Mr. Cashwell is a citizen of the United States of America.

       (V) SAMLP is a Delaware limited partnership engaged in the business of investing in real estate and real estate related assets. The principal place of business and principal office of SAMLP is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

              SAMLP has no officers or directors. The general partners of SAMLP are Gene E. Phillips and Syntek Asset Management, Inc. ("SAMI"). SAMI is a corporation organized and existing under the laws of the State of Texas. SAMI is a wholly-owned subsidiary of BCM. SAMI's principal business activities include investment in real estate and in other business ventures. Its principal place of business and principal office is located 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

              Information with respect to Mr. Phillips is disclosed in (III) above.

       During the last five (5) years, (i) none of the persons enumerated in
(I) through (V) above, as amended, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and (ii) none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.  Interest in Securities of the Issuer

       Item 5 is hereby amended to read as follows:

       (a)    Share Ownership

       The following tables show the Shares owned directly and beneficially by the Reporting Persons on the date of this statement:

                             Shares Owned Directly

                                   Number of                    Percent of
Name                                 Shares                     Class (1)
----                               ---------                    ----------
BCM                                  380,212                         9.7%
CMET                                  79,500                         2.0%
ART                                1,193,767                        30.4%
SAMLP                                 26,475                         0.7%
GEP Trust                             46,500                         1.2%

                   TOTAL           1,726,454                        43.9%

                           Shares Owned Beneficially

                                   Number of                    Percent of
Name                                 Shares                     Class (1)
----                               ---------                    ----------
ART                                1,193,767                        30.4%
BCM                                  380,212                         9.7%
CMET                                  79,500                         2.0%
SAMLP                                 26,475                         0.7%
Gene E. Phillips (2)                  26,475                         0.7%
GEP Trust                             46,500                         1.2%
Al Gonzalez (3)                    1,193,767                        30.4%
Ryan Phillips (4)(5)                 426,712                        10.9%
Dale A. Crenwelge (3)              1,193,767                        30.4%
Oscar W. Cashwell (3)              1,193,767                        30.4%
Roy E. Bode (3)                    1,193,767                        30.4%
Karl L. Blaha (3)                  1,193,767                        30.4%

Total shares beneficially
  owned by Reporting Persons       1,726,454                        43.9%


       (1) Percentage calculations are based upon 3,928,308 Shares outstanding at November 1, 1996. Total and addends may not match due to rounding.

       (2) May be deemed to be a beneficial owner of the Shares held directly by SAMLP by virtue of the relationship to SAMLP as described in Item 2, as herein amended.

       (3) May be deemed to be a beneficial owner of the Shares held directly by ART by virtue of the relationship to ART as described in Item 2, as herein amended.

       (4) May be deemed to be a beneficial owner of the Shares held directly by BCM by virtue of the relationship to BCM as described in Item 2, as herein amended.

       (5) May be deemed to be a beneficial owner of the Shares held directly by CMET by virtue of the relationship to CMET as described in Item 2, as herein amended.

       (6) May be deemed to be a beneficial owner of the Shares held directly by the GEP Trust by virtue of the relationship to the GEP Trust as described in Item 2.

       (b)    Voting and Dispositive Power

       Each of the directors of ART share voting and dispositive power over the 1,193,767 Shares owned by ART. Each of the directors of BCM exercises voting and dispositive power over the 380,212 Shares held by BCM. Each of the Trustees of CMET share voting and dispositive power over the 79,500 Shares held by CMET. The Trustee of GEP Trust has complete voting and dispositive power over all of the Shares owned by the GEP Trust.

       (c)    Transactions in Securities

              The following table lists the purchase transactions in the Shares that were effected by the Reporting Persons since the last filing:


Reporting                  Number of        Price                Type of
 Person         Date         Shares       Per Share            Transaction
-------         ----        -------       ---------            -----------
BCM           10/28/96          300        $10.000              Open Market
BCM           10/29/96          700        $10.000              Open Market
BCM           10/30/96          400        $10.000              Open Market
BCM           10/31/96          200        $10.000              Open Market
BCM           11/01/96          800        $10.000              Open Market
BCM           11/04/96        1,200        $10.000              Open Market
BCM           11/05/96        1,500        $10.000              Open Market
BCM           11/06/96          300        $ 9.875              Open Market
BCM           11/06/96          300        $10.000              Open Market
BCM           11/07/96          100        $10.000              Open Market
BCM           11/08/96        1,600        $10.000              Open Market
ART           11/11/96          500        $10.000              Open Market
ART           11/15/96          200        $10.000              Open Market
ART           11/18/96        3,500        $10.000              Open Market
ART           11/18/96        4,000        $10.000              Open Market
ART           11/19/96        2,000        $10.000              Open Market
ART           11/20/96        1,800        $10.000              Open Market
BCM           11/20/96          500        $10.000              Open Market
BCM           11/21/96        1,100        $10.000              Open Market
BCM           11/22/96        3,600        $10.000              Open Market
BCM           11/25/96          200        $10.000              Open Market
BCM           11/26/96          300        $10.000              Open Market
BCM           12/02/96          500        $10.000              Open Market
BCM           12/03/96        1,700        $10.000              Open Market
BCM           12/10/96        1,000        $10.250              Open Market
BCM           12/10/96        1,200        $10.125              Open Market
BCM           12/11/96          200        $10.125              Open Market
BCM           12/12/96          800        $10.125              Open Market
BCM           12/13/96          500        $10.125              Open Market
BCM           12/16/96        1,900        $10.125              Open Market
BCM           12/17/96        2,700        $10.250              Open Market
BCM           12/17/96        1,400        $10.125              Open Market
BCM           12/18/96          500        $10.250              Open Market
BCM           12/19/96          400        $10.250              Open Market
BCM           12/20/96          800        $10.250              Open Market
BCM           12/23/96          900        $10.750              Open Market
BCM           12/24/96          400        $10.125              Open Market
BCM           12/24/96        2,100        $10.750              Open Market
BCM           12/26/96          700        $10.375              Open Market
BCM           12/26/96          300        $10.625              Open Market
BCM           12/26/96        3,400        $10.125              Open Market
BCM           12/27/96          600        $10.750              Open Market
BCM           12/30/96          200        $10.750              Open Market
BCM           12/30/96          400        $11.000              Open Market
BCM           12/31/96        1,500        $11.000              Open Market
BCM           12/31/96          300        $10.750              Open Market
BCM           01/08/97          700        $11.000              Open Market

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

       Item 6 is hereby amended to read as follows:

       ART has pledged 15,875 shares to Advest, pledged 39,0000 shares to Alex Brown (NY), pledged 7,500 shares to Arnold Securities, pledged 18,000 shares to Baker & Co., pledged 124,537 shares to Bear Stearns, pledged 22,500 shares to Bidwell, pledged 7,350 shares to Brown & Co., pledged 22,075 shares to C.J. Lawrence, pledged 6,000 shares to Chase Securities, pledged 17,000 shares to Cowen & Co., pledged 1,500 shares to Dain Bosworth, pledged 34,644 shares to Dean Witter (CA), pledged 9,100 shares to Equitable, pledged 15,000 shares to First Southwest, pledged 42,000 shares to Global Strategies, pledged 42,807 shares to Goldman Sachs, pledged 18,000 shares to Hambrecht & Quist, pledged 11,300 shares to Interfirst Capital Corporation, pledged 3,000 shares to Marsh Block, pledged 5,550 shares to May Financial, pledged 30,000 shares to McDonald & Co., pledged 22,500 shares to Montgomery, pledged 19,500 shares to Morgan Keegan, pledged 24,000 shares to Mutual Securities, pledged 102,206 shares to NationsBanc Cap., pledged 35,675 shares to Nationwide Securities, pledged 22,500 shares to Olde, pledged 37,500 shares to Oppenheimer (NY), pledged 90,256 shares to Oppenheimer (TX), pledged 37,000 shares to The Principal Group, pledged 75,000 shares to Rauscher Pierce, pledged 33,500 shares to Regions Investment, pledged 3,750 shares to Roney & Co., pledged 15,825 shares to Securities of America, pledged 20,250 shares to Tucker Anthony, pledged 6,000 shares to UBS Securities, pledged 11,500 shares to Wachovia, and pledged 38,662 shares to Wedbush Morgan in stock margin accounts maintained by it with such brokers.

       ART has also pledged 75,406 shares to United Pacific pursuant to a loan agreement with such lender.

       BCM has pledged 9,350 shares to Advest, pledged 20,000 shares to The Advisors Group, pledged 13,500 shares to Alex Brown (NY), pledged 22,050 shares to Allied, pledged 10,400 shares to American Express Financial, pledged 6,550 shares to Baker & Co., pledged 21,375 shares to Bear Stearns, pledged 4,500 shares to Boatmen's, pledged 6,000 shares to Brown & Co., pledged 6,000 shares to C.J. Lawrence, pledged 13,500 shares to Chase Securities, pledged 2,000 shares to Chatfield Dean, pledged 11,000 shares to Cowen & Co., pledged 20,400 shares to Dean Witter (CA), pledged 6,450 shares to Hambrecht & Quist, pledged 10,500 shares to HD Vest, pledged 3,000 shares to JB Oxford, pledged 7,000 shares to Legg Mason (TX), pledged 13,000 shares to NationsBanc Cap., pledged 16,400 shares to Olde, pledged 10,500 shares to Oppenheimer (NY), pledged 23,437 shares to Oppenheimer (TX), pledged 9,500 shares to The Principal Group, pledged 28,000 shares to Rauscher Pierce, pledged 19,500 shares to Raymond James, pledged 3,000 shares to Regions Investment, pledged 11,800 shares to Rodman & Renshaw, pledged 10,250 shares to Signet, pledged 8,200 shares to Southwest Securities, and pledged 27,050 shares to Wedbush Morgan in stock margin accounts maintained by it with such brokers.

       CMET has pledged 15,000 shares to Goldman Sachs, pledged 48,000 shares to JW Charles and pledged 16,500 shares to Neuberger in stock margin accounts maintained by it with such brokers.

       SAMLP has pledged 26,475 shares to Bear Stearns in stock margin accounts maintained by it with such broker.

       GEP Trust has pledged 46,500 shares to Dean Witter (NY) in stock margin accounts maintained by it with such broker.

                                   SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 27, 1997.



                                           SYNTEK ASSET MANAGEMENT, L.P.

                                           By:  Syntek Asset Management, Inc.
                                                  Managing General Partner



                                           By:     /s/Randall M. Paulson
                                               --------------------------------
                                                  Randall M. Paulson
                                                  President


                                           AMERICAN REALTY TRUST, INC.



                                           By:    /s/Karl L. Blaha
                                               --------------------------------
                                                  Karl L. Blaha
                                                  President


                                           BASIC CAPITAL MANAGEMENT, INC.



                                           By:    /s/Drew D. Potera
                                               --------------------------------
                                                  Drew D. Potera
                                                  Treasurer


                                           GENE E. PHILLIPS CHILDREN'S TRUST



                                           By:     /s/Donald W. Phillips
                                               --------------------------------
                                                  Donald W. Phillips
                                                  Trustee


                                           CONTINENTAL MORTGAGE AND EQUITY TRUST



                                           By:     /s/Randall M. Paulson
                                               --------------------------------
                                                  Randall M. Paulson
                                                  President